UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-41937

Psyence Biomedical Ltd.

(Translation of registrant’s name into English)

121 Richmond Street West
Penthouse Suite 1300
Toronto, Ontario M5H 2K1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry Into License Agreement

On September 3, 2024, Psyence Biomedical Ltd. (the “Company”) entered into a licence agreement for alcohol use disorder and substance use disorder (the “License Agreement”) with Psyence UK Group Ltd. (“Psylabs”), a private company focused on the production of psychedelic active pharmaceutical ingredients and extracts. Pursuant to the License Agreement, Psylabs has granted the Company exclusive, world-wide, royalty-bearing licenses to conduct clinical trials, and commercialize development, relating to the extraction, formulation and licensing of proprietary active pharmaceutical ingredients consisting of a psilocybin standardized extract (“API”), as well as a final dosage format for the API, which is suitable for human consumption, with respect to alcohol use disorder and substance use disorder (the “Fields of Use”). The Company has the right to sub-license the licensed products, subject to certain restrictions, as set forth in the License Agreement.

The Company shall pay Psylabs the following development milestone payments upon the achievement of one or more of the following milestones with respect to each of the Fields of Use:

•	$73,000 in respect of each of the Fields of Use on (i) July 31, 2026 or (ii) upon the approval to commence a trial within that Field of Use by the authorized government authority in the jurisdiction of the Company’s choosing, whichever date is earlier; and

•	$75,000 in respect of each of the Fields of Use, upon Psylabs being able to deliver to the Company a fully formulated licensed product which is suitable and approved for use by the government authority, agency or body responsible for the review and approval of research proposals in the Company’s elected trials in the jurisdictions of its choice.

In addition, the Company shall pay Psylabs the following commercial milestone payments in respect of each Field of Use:

•	$292,000 upon submission and approval of a Phase III clinical trial application, or an equivalent, and provision of the licensed product from such duly licensed facility as may be agreed between the parties, in respect of each Phase III trial; and

•	(i) $584,000 upon first marketing approval permitting commercial sales and (ii) $292,000 for each subsequent marketing approval permitting commercial sales in respect of each Field of Use.

Furthermore, the Company shall pay Psylabs a royalty of 10% of net sales commencing upon first commercial sale of product and payable during the term of the License Agreement (the “Royalty Fee”). The Royalty Fee shall be calculated on a calendar quarterly basis and payable in arrears within 30 days of the end of each successive calendar quarter. The Company shall also pay Psylabs $146,000 per year for each Field of Use beginning on the date of the Company’s Phase II clinical trial study report (as per the date on the clinical trial study report). Such fee shall be creditable against the Royalty Fee.

The exclusivity of each of the licenses in respect of each of the Fields of Use independently within the Exclusive Territories shall expire on the occurrence of any of the events listed below:

•	if the Company has not made any commercially reasonable efforts to commence any trials within that Field of Use prior to December 31, 2026; or

•	the Company has failed to pay Psylabs a minimum of $73,000 in Royalty Fees per calendar year, calculated from January 1, 2030 onward.

The License Agreement contains customary representations, warranties, conditions and indemnification obligations of the parties. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

The foregoing description of the License Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the License Agreement, a copy of which is filed as Exhibit 99.1 to this Report on Form 6-K and which is incorporated herein by reference.

On September 4, 2024, the Company issued a press release announcing the terms of the Purchase Agreement. A copy of the press release is furnished hereto as Exhibit 99.2.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Licence Agreement For Alcohol Use Disorder And Substance Use Disorder, dated as of September 3, 2024, by and between Psyence Biomedical Ltd. and Psyence UK Group Ltd.
99.2	Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 5, 2024

Psyence Biomedical Ltd.

By:	/s/ Dr. Neil Maresky
Name:	Dr. Neil Maresky
Title:	Chief Executive Officer and Director